# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pioneer Municipal High Income Opportunities Fund, Inc., CIK 0001864290
CUSIP: 723760104
Title of class of securities: Common Shares, $0.001 par value
Address of issuer's principal executive offices: 60 State Street, 5th Floor, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001447578

## Reporting persons
- RIVERNORTH CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 752,523.15; shared voting power 0; sole dispositive power 752,523.15; shared dispositive power 0; aggregate amount beneficially owned 752,523.15 (4.46% of the class)

## Item 1. Issuer
Name of issuer: Pioneer Municipal High Income Opportunities Fund, Inc.
Address of issuer's principal executive offices: 60 State Street, 5th Floor, Boston, MA 02109

## Item 2. Person Filing
Name of person filing: RiverNorth Capital Management, LLC
Address of principal business office or, if none, residence:
360 S. Rosemary Avenue, Ste. 1420
West Palm Beach, Florida 33401
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 752,523
Percent of class: 4.46
Sole power to vote or to direct the vote: 752,523
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 752,523
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive the proceeds froim the sale of the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- RIVERNORTH CAPITAL MANAGEMENT, LLC: /s/ Marcus Collins, Marcus Collins, General Counsel and Chief Compliance Officer (08/14/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.